Exhibit (a)(1)(xxiv)

ICN Pharmaceuticals, Inc.	International Headquarters	Telephone: (714) 545-0100
	ICN Plaza	Fax: (714) 641-7215
	3300 Hyland Avenue	Telex: 67-0413
Costa Mesa, California 92626

Contact:
Micheline Tang
Kekst and Company
212-521-4872

ICN PHARMACEUTICALS COMPLETES TENDER OFFER FOR SHARES OF RIBAPHARM

     Costa Mesa, CA, August 20, 2003 – ICN Pharmaceuticals, Inc. (NYSE: ICN) today announced the successful completion of its cash tender offer of $6.25 per share for all of the outstanding shares of common stock of Ribapharm Inc. (NYSE: RNA), that ICN does not already own. ICN’s offer expired at 5:00 p.m., New York City time, on Tuesday, August 19, 2003.

     According to American Stock Transfer & Trust Company, the Depositary for the offer, as of the expiration of the offer, approximately 20,729,347 Ribapharm shares had been tendered and not withdrawn pursuant to the offer (including guaranteed deliveries), representing approximately 69.33% of the outstanding shares of Ribapharm not owned by ICN. ICN has accepted for payment all such shares in accordance with the terms of the offer and payment for these shares will be made promptly.

     As previously announced, ICN intends to promptly effect a “short-form” merger in which any shares not already owned by ICN or acquired in the offer will be acquired at the same $6.25 per share cash price paid in the offer. Transmittal materials will be sent to Ribapharm stockholders following the merger.

     ICN is an innovative, research-based global pharmaceutical company that manufactures, markets and distributes a broad range of prescription and non-prescription pharmaceuticals under the ICN brand name. Its research and new product development focuses on innovative treatments for dermatology, infectious diseases and cancer.

     FORWARD-LOOKING STATEMENTS

     This press release contains forward looking statements that involve risks and uncertainties, including, but not limited to, projections of future sales, royalty income, operating income, returns on invested assets, regulatory approval processes, competition from generic products, marketplace acceptance of the company’s products, success of the company’s strategic repositioning initiatives and the ability of management to execute them, cost-cutting measures, and other risks detailed from time to time in ICN’s SEC filings. These statements are based on management’s current expectations and involve risks and uncertainties which include following the completion of the tender offer and the consummation of the merger, ICN’s ability to successfully re-integrate Ribapharm into its operations, retain key employees, reduce costs, general economic factors and business and capital market conditions, general industry trends and changes in tax law requirements and government regulation. ICN wishes to caution the reader that these factors, as well as other factors described in ICN’s SEC filings, are among the factors that could cause actual results to differ materially from the expectations described in the forward looking statements.

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